VIA EDGAR

October 9, 2020

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Daniel Morris

Dear Daniel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MDC Partners Inc., a company amalgamated under the laws of Canada. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-4 (File No. 333-248499), together with all exhibits thereto, initially filed on August 31, 2020 and as amended on September 3, 2020 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company filed the Registration Statement with the Commission pursuant to which the Company registered shares of Class A Common Stock and Class B Common Stock to be converted from equivalent common shares of the Company as part of the Company’s proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware (the “U.S. Domestication”). On October 6, 2020, and as previously reported on a Current Report on Form 8-K filed by the Company with the Commission, the Company announced it has reached a significant milestone with respect to a potential business combination between the Company and Stagwell Media LP (the “Proposed Transaction”) that contemplates that the Company would change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware as part of the Proposed Transaction and separate from the U.S. Domestication as described in the Form S-4. Therefore, the Company will not proceed with the registration as contemplated by the Registration Statement.

No shares of Common Stock were issued, sold or converted pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

RE: Request for Withdrawal MDC Partners Inc. Registration Statement on Form S-4
File No. 333-248499

Your assistance in this matter is greatly appreciated. Please contact Kimberly Spoerri at (212) 225-2522 or kspoerri@ cgsh.com or Helena Grannis at (212) 225-2376 or hgrannis@cgsh.com (each of Cleary Gottlieb Steen & Hamilton LLP) with any questions you may have concerning this request, or please notify them if this request for withdrawal is granted.

Thank you for your continued assistance.

Sincerely,
MDC Partners Inc.
By: /s/ David Ross
Executive Vice President